Exhibit 1

[LETTERHEAD OF ABER DIAMOND CORPORATION]

NEWS RELEASE

Record production and 100% ownership of Harry Winston support strong fiscal 2007 results for Aber

March 29, 2007 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces its unaudited fourth quarter and year-end results for the period ended January 31, 2007.

Aber’s net earnings for the fiscal year ended January 31, 2007 were $104.3 million with earnings per share of $1.79 (cash earnings per share of $3.18 (1)) as compared to net earnings of $81.3 million and earnings per share of $1.40 (cash earnings per share of $3.57 (1)) for the prior year. The Company’s sales for the year increased by 11% to $558.8 million compared to $505.2 million for the prior year.

Commenting on Aber’s past year, Chairman and Chief Executive Officer Robert Gannicott stated “By concluding the purchase of 100% of Harry Winston, Aber has brought the knowledge bases of the two most important ends of the diamond spectrum together in one Diamond Company that delivers improved pricing both in rough diamond sales from the mine and polished diamond purchases for the jeweler. The Diavik mine is developing both an underground mine and a new open pit while our jewelry business continues to open more salons in prime luxury retail locations. These expansions increase both the sales volumes and the security of our retail and mining operations, and therefore our revenue base.”

 Thomas O’Neill, President of Aber and Chief Executive Officer of Harry Winston added, “We are very pleased with the performance of Harry Winston this past year. The continued introduction of new designs, revitalized and focused marketing and an expansion into new markets combine to give us confidence that the underlying business will remain strong and that we will continue to meet our growth targets.”

Fourth Quarter and Annual Highlights

Financial Highlights (unaudited)

	Three months ended January 31, _ 2007	Three months ended January 31, 2006	Twelve months ended January 31, 2007	Twelve months ended January 31, 2006
Sales ($ millions)	154	126	559	505
Earnings from operations ($ millions)	37	36	147	176
Net Earnings ($ millions)	27	15	104	81
Earnings per share ($)	0.47	0.26	1.79	1.40
Cash Earnings per share ($)(1)	0.77	0.66	3.18	3.57

(1)             Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.  Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis.

Production Highlights

(Aber’s 40% share of Diavik Mine production)

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Diamond recovered (000s carats)	997	732	3,931	3,309
Grade (carats/tonne)	4.91	3.68	4.21	3.72
Operating costs, cash ($ millions)	26.1	20.8	97.2	76.6
Operating costs per carat, cash ($)	26	28	25	23

“With record net earnings for the year of $104 million, Aber has continued its growth,” stated Alice Murphy, Aber’s Chief Financial Officer.   “Tax rate reductions and favorable foreign exchange rates helped to offset the incremental costs associated with the early closure of the winter road and the acquisition of the remaining ownership of Harry Winston.”

Sales from the mining segment increased by 6% compared to the prior year.  Earnings from mining operations totalled $144.5 million compared to $163.9 million for the prior year.  Earnings were negatively impacted by additional costs incurred during the year due to the early closure of the winter road in early 2006.

Aber’s share of diamonds recovered from the Diavik Mine was 3.9 million carats for the twelve months ended December 31, 2006, compared to 3.3 million carats for the 12 months ended December 31, 2005. Underground mining is currently anticipated to begin in calendar 2008, which will bring underground reserves into the production schedule.

As a result of the acquisition of the balance of Harry Winston, working capital decreased to $164.0 million at January 31, 2007 from $285.7 million at January 31, 2006.

Returning Value to Shareholders

Aber is pleased to declare an eligible quarterly dividend payment of US$0.25 per share.  Shareholders of record at the close of business on April 10, 2007, will be entitled to receive payment of this dividend on April 19, 2007.

Webcast and Conference Call Details
Aber will host a conference call and webcast with accompanying presentation tomorrow, March 30, 2007, at 9:00 AM (EST), accessible on www.aber.ca.

Within North America, access to the call is available by dialing 866-770-7146, participant passcode 55163183.  From international locations, call 617-213-8068 using the same passcode.  Please dial into the conference 10 minutes prior to the start of the call.

A conference call replay will be available one hour following the call.  To access the replay, dial 888-286-8010 within North America or 617-801-6888 from international locations and enter passcode 86441412.

The financial information presented in this media release remains unaudited and subject to additional review and final year-end closing procedures performed by the Company and the completion of the year-end audit by its external auditors. Aber expects that its audited financial results will be finalized in April 2007 and the Company will file its financial statements with the securities regulators shortly thereafter.

For further information, please contact:
Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included herein may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2007, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the Diavik Mine’s water licence renewal, the number of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.88, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, Aber has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and that the Diavik Mine’s water licence will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates and expense trends, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time, except as required by law.

Unless otherwise noted, all references to “year” refer to the fiscal year ended January 31.

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also owns a 100% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2007 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted) (Unaudited)

	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$154,328	$145,232	$139,962	$119,271	$125,891	$153,512	$115,699	$110,132	$558,793	$505,234
Cost of sales	78,559	74,636	68,458	63,845	52,782	57,641	53,065	59,119	285,498	222,607
	75,769	70,596	71,504	55,426	73,109	95,871	62,634	51,013	273,295	282,627
Selling, general and administrative expenses	38,590	33,480	27,171	27,295	36,654	24,189	22,711	23,394	126,536	106,948
Earnings from operations	37,179	37,116	44,333	28,131	36,455	71,682	39,923	27,619	146,759	175,679
Interest and financing expenses	(6,441)	(5,570)	(4,805)	(4,334)	(4,511)	(3,353)	(3,668)	(3,401)	(21,150)	(14,933)
Other income (expense)	(111)	1,764	1,805	1,623	1,767	795	885	886	5,081	4,333
Foreign exchange gain (loss)	9,831	(1,560)	2,619	(2,106)	(5,392)	(4,184)	(2,263)	496	8,784	(11,343)
Earnings before income taxes	40,458	31,750	43,952	23,314	28,319	64,940	34,877	25,600	139,474	153,736

Income taxes	13,169	13,005	9,692	(1,036)	10,534	30,775	15,400	12,412	34,830	69,121
Earnings before minority interest	27,289	18,745	34,260	24,350	17,785	34,165	19,477	13,188	104,644	84,615
Minority interest	(5)	(86)	(5)	471	2,876	423	457	(394)	375	3,362
Earnings	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$104,269	$81,253
Basic earnings per share	$0.47	$0.32	$0.59	$0.41	$0.26	$0.58	$0.33	$0.23	$1.79	$1.40
Diluted earnings per share	$0.46	$0.32	$0.58	$0.40	$0.27	$0.57	$0.32	$0.23	$1.76	$1.39
Cash dividends declared per share	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.15	$0.90	$1.00
Total assets (i)	$1,288	$1,246	$1,116	$1,111	$1,044	$1,016	$928	$936	$1,288	$1,044
Total long-term liabilities (i)	$536	$530	$460	$460	$434	$421	$378	$390	$536	$434

(i)                  Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments.  Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season.

Year Ended January 31, 2007 Compared to Year Ended January 31, 2006

Net Earnings

Aber’s net earnings for the twelve months ended January 31, 2007 totalled $104.3 million or $1.79 per share (cash earnings per share of $3.18), compared to net earnings of $81.3 million or $1.40 per share (cash earnings per share of $3.57) for the prior year. During the twelve months ended January 31, 2007, the Company recorded a future income tax recovery of $17.0 million or $0.29 per share as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax.

Revenue

Aber recorded sales for the fiscal year ended January 31, 2007 of $ 558.8 million compared to sales of $505.2 million for the prior year ended January 31, 2006. Rough diamond sales accounted for $332.6 million of these sales compared to $314.1 million for the prior year. The Company completed ten rough diamond sales during the fiscal year, consistent with the prior year.  Harry Winston sales of $226.2 million accounted for the balance, compared to $191.2 million for the prior year.

Cost of Sales

The Company recorded cost of sales of $285.5 million during the fiscal year compared to $222.6 million during the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail activities. See “Segmented Analysis” on page 11 for additional information.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, total SG&A expenses during the fiscal year increased relative to the prior year, a trend that is expected to continue as the Company expands its network of retail salons.

Aber incurred SG&A expenses of $126.5 million for the fiscal year, compared to $106.9 million incurred for the prior fiscal year. Included in SG&A expenses for the twelve months ended January 31, 2007 are $21.2 million for the mining segment as compared to $21.1 million for the prior fiscal year, and $105.3 million for the retail segment as compared to $85.8 million for the prior year.

The increase of $19.6 million in SG&A expenses from the comparable period of the prior year included an increase of $8.7 million in salaries and benefits, resulting primarily from deferred compensation expense of $6.3 million triggered by the acquisition of the remaining portion of Harry Winston, as well as the hiring of new salon personnel in connection with the opening of three new salons during the fiscal year. Also included was an increase of $7.2 million in advertising and selling expenses and $3.7 million in rent and building related expenses, primarily related to the Harry Winston growth strategy, $2.7 million in other expenses, and an increase of $1.7 million in professional fees. These increases were offset by a reversal in 2007 of a 2006 $2.2 million specific provision against accounts receivable.

Income Taxes

Aber recorded a tax expense of $34.8 million during the twelve months ended January 31, 2007, compared to $69.1 million during the twelve months ended January 31, 2006. The Company’s effective income tax rate for the fiscal year ended January 31, 2007, excluding Harry Winston, is 25%, which is based on a statutory income tax rate of 37% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact on foreign exchange, impact on changes in future income tax rates, and earnings subject to tax different than the statutory rate.  During the current fiscal year, Aber recorded a future tax recovery of $17.0 million as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax. The weakening of the Canadian dollar versus the US dollar from January 31, 2006 to January 31, 2007 resulted in an unrealized foreign exchange gain of $7.3 million on the revaluation of the Canadian dollar denominated future income tax liability.  This unrealized foreign exchange gain is not taxable for Canadian income tax purposes, which contributed to the decrease in the effective tax rate in the current fiscal year.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended	Year ended
	January 31,	January 31,
	2007	2006
Statutory income tax rate	37%	40%
Large Corporations Tax	0%	1%
Stock compensation	1%	1%
Resource allowance	0%	(1)%
Northwest Territories mining royalty	9%	10%
Impact of foreign exchange	(3)%	2%
Impact of changes in future income tax rates	(12)%	0%
Earnings subject to tax different than statutory rate	(5)%	(5)%
Benefits of losses not previously recognized	0%	(2)%
Other items	(2)%	(1)%
Effective income tax rate	25%	45%

Interest and Financing Expenses

Interest and financing expenses of $21.2 million were incurred during the fiscal year compared to $14.9 million for the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Other Income

Other income of $5.1 million was recorded during the fiscal year compared to $4.3 million from the prior year. Other income includes interest earned on the Company’s various bank accounts net of a writeoff on an investment.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $8.8 million was recognized during the fiscal year compared with a loss of $11.3 million recognized during the prior year.  The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company as the result of the weakening of the Canadian dollar against the US dollar at year end. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Three Months Ended January 31, 2007 Compared to Three Months Ended
January 31, 2006

Net Earnings

The fourth quarter earnings of $27.3 million or $0.47 per share represent an increase of $12.4 million or $0.21 per share as compared to the results from the fourth quarter of the prior year. The Company’s cash earnings per share for the fourth quarter was $0.77 compared to $0.66 in the fourth quarter of the prior year.

Revenue

Sales for the fourth quarter totalled $154.3 million, consisting of rough diamond sales of $81.0 million and sales from Harry Winston of $73.3 million. This compares to sales of $125.9 million in the comparable quarter of the prior year (rough diamond sales of $62.5 million and sales from Harry Winston of $63.4 million). The Company held three rough diamond sales in the fourth quarter compared to two in the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Cost of Sales

The Company’s fourth quarter cost of sales was $78.6 million compared to $52.8 million for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 11 for additional information.

Selling, General and Administrative Expenses

The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, total SG&A expenses have increased marginally over the comparable period of the prior year.

SG&A expenses for the fourth quarter were $38.6 million as compared to $36.7 million for the comparable quarter of the prior year.

The increase of $1.9 million from the fourth quarter of the prior year included an increase of $2.5 million in advertising and selling expenses and an increase of $1.1 million in rent and building related expenses, primarily related to the Harry Winston growth strategy, an increase of $0.7 million in professional fees and an increase of $0.5 million in other expenses. The increases were partially offset by a decrease of $0.4 million in capital tax and a decrease of $0.3 million in salaries and benefits. The fourth quarter of fiscal 2006 included a specific provision against accounts receivable of $2.2 million. See “Segmented Analysis” on page 11 for additional information.

Income Taxes

Aber recorded a tax expense of $13.2 million during the fourth quarter compared to $10.5 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston, is 31%, which is based on a statutory income tax rate of 37% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact on foreign exchange, and earnings subject to tax different than the statutory rate, all as detailed in the table below.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.  During the fourth quarter, as the Canadian dollar weakened against the US dollar, the Company recorded an unrealized foreign exchange gain of $10.2 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not taxable for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended January 31,	ended January 31,
	2007	2006
Statutory income tax rate	37%	40%
Large Corporations Tax	0%	(1)%
Stock compensation	2%	3%
Northwest Territories mining royalty	10%	11%
Impact of foreign exchange	(11)%	3%
Earnings subject to tax different than statutory rate	(5)%	(5)%
Benefits of losses not previously recognized	0%	(10)%
Other items	0%	(4)%
Effective income tax rate	33%	37%

Interest and Financing Expenses

Interest and financing expenses of $6.4 million were incurred during the fourth quarter compared to $4.5 million during the comparable quarter of the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Other Income (Expense)

Other expense of $0.1 million was recorded during the quarter compared to other income of $1.8 million in the comparable quarter of the prior year.  Other expense included a write-off of $0.9 million on an investment net of interest income on the Company’s various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $9.8 million was recognized during the quarter compared to a loss of $5.4 million in the comparable quarter of the prior year. The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the weakening of the Canadian dollar against the US dollar at quarter end. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as to the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$81,035	$90,754	$91,476	$69,308	$62,528	$112,243	$70,795	$68,507	$332,573	$314,073
Cost of sales	39,413	45,461	43,256	38,749	22,780	38,929	29,759	37,593	166,879	129,061
	41,622	45,293	48,220	30,559	39,748	73,314	41,036	30,914	165,694	185,012
Selling, general and administrative expenses	7,397	4,665	4,373	4,787	8,221	4,809	3,991	4,108	21,222	21,129
Earnings from operations	$34,225	$40,628	$43,847	$25,772	$31,527	$68,505	$37,045	$26,806	$144,472	$163,883

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $81.0 million compared to $62.5 million in the comparable quarter of the prior year. The Company held three rough diamond sales in the fourth quarter compared to two in the comparable quarter of the prior year. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $24.9 million, non-cash operating costs of $12.9 million and private production royalties of $1.6 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The fourth quarter gross margin was 51% compared to 64% in the comparable quarter of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter.  Additionally, the current quarter was negatively impacted by higher costs incurred as a result of the early closure of the 2006 winter road.

SG&A expenses for the mining segment have decreased by $0.8 million from the comparable quarter of prior year.  The decrease in SG&A expenses resulted from a decrease of $0.6 million in salaries and benefits, primarily related to lower bonus remuneration and stock-based compensation costs, a decrease of $0.4 million in capital tax expense and a decrease of $0.3 million in other expenses, offset by an increase in professional fees of $0.3 million and an increase in building related expenses of $0.2 million.

Retail
(expressed in thousands of United States dollars) (unaudited)

	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$73,293	$54,478	$48,486	$49,963	$63,363	$41,269	$44,904	$41,625	$226,220	$191,161
Cost of sales	39,146	29,175	25,202	25,096	30,002	18,712	23,306	21,526	118,619	93,546
	34,147	25,303	23,284	24,867	33,361	22,557	21,598	20,099	107,601	97,615
Selling, general and administrative expenses	31,193	28,815	22,798	22,508	28,433	19,380	18,720	19,286	105,314	85,819
Earnings (loss) from operations	$2,954	$(3,512)	$486	$2,359	$4,928	$3,177	$2,878	$813	$2,287	$11,796

The retail segment includes sales from Harry Winston’s 13 salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Dallas, Paris, London, Geneva, Tokyo (Ginza and Omotesando), Osaka and Taipei. Aber now owns 100% of Harry Winston after acquiring the remaining 47.17% on September 29, 2006.

Sales for the fourth quarter were $73.3 million compared to $63.4 million for the comparable quarter of the prior year. The 16% increase in Harry Winston sales relative to the same quarter of the prior year is primarily attributed to the opening of three new salons, being Omotesando, London and Dallas, an improved merchandising mix and the continued strength of the luxury goods sector.

Cost of sales for Harry Winston for the fourth quarter was $39.1 million compared to $30.0 million for the comparable quarter of the prior year. The gross margin percentage for the year was influenced by the sale of certain inventory that was on hand at the date of acquisition of Harry Winston by Aber and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales for the fourth quarter would have been approximately 5% higher.

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $31.2 million in the fourth quarter as compared to $28.4 million in the comparable quarter of the prior year. This increase was primarily due to an increase in advertising and selling expenses of $2.5 million, an increase in other expenses of $0.9 million, an increase in rent and building related expenses of $0.9 million, an increase in salaries and benefits of $0.4 million, and an increase in professional fees of $0.3 million. The fourth quarter of fiscal 2006 included a specific provision against accounts receivable of $2.2 million.

Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

Annual production reached a record 9.8 million carats for the calendar year ended December 31, 2006. This represents an increase of 18% over the prior year and was due to operational efficiencies in both the mine and processing plant as well as higher grade ore throughput for part of the year. The increase in diamond production was achieved despite a shortened winter road shipping season in early 2006.

During the fourth calendar quarter of 2006, the Diavik Mine produced 2.50 million carats from 0.51 million tonnes of higher grade ore sourced from both the A-154 South (80%) and A-154 North (20%) kimberlite pipes.

Overburden removal from the A-418 open pit has commenced. Kimberlite production from this pit, originally scheduled for calendar year 2008, is now expected to begin in late 2007.

The feasibility study for the underground mining of the Diavik Mine orebodies is nearing completion. Mining tests using continuous mining equipment were successfully completed in A-418 while the production scale headings continued to advance to the A-154 South and North sections of the underground development. A separate decline to extract a bulk sample from the A-21 pipe has reached the kimberlite. The sample is expected to be mined and processed by mid-May.  This in turn is expected to allow the adoption of a new mine plan incorporating A-21 and the underground mining of the other pipes by July 2007.

The Diavik Mine continues to work with the Wek’eezhii Land and Water Board as part of the process leading to renewal of its water licence, currently expected by late summer 2007.

Aber’s 40% Share of Diavik Mine Production

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Diamonds recovered (000s carats)	997	732	3,931	3,309
Grade (carats/tonne)	4.91	3.68	4.21	3.72
Operating costs, cash ($ millions)	26.1	20.8	97.2	76.6
Operating costs per carat, cash ($)	26	28	25	23

Cash operating costs for the three months ended December 31, 2006 of $26.1 million increased by $5.3 million from the comparable period of the prior year, of which approximately $4.9 million was attributable to an increase in costs due in part to the early closure of the 2006 winter road.

For the twelve months ended December 31, 2006, cash operating costs of $97.2 million increased by $20.6 million from the prior year, of which $16.2 million was attributed to an increase in costs due in part to the early closure of the 2006 winter road, with the balance largely attributable to the strengthening of the Canadian dollar against the US dollar during this period.

Retail Segment

Harry Winston once again performed well during the fourth quarter with robust revenue growth over the comparable quarter of the prior year and strong underlying gross margins. Strong holiday sales in traditional Harry Winston products as well as new collections introduced in the current year were both major contributors to the results.

For the fiscal year, Harry Winston met underlying targets, posting strong double-digit growth in sales and maintaining healthy gross margins.  Sales in Harry Winston’s core markets of the US and Far East continued to perform well, with the stores opened late in fiscal 2006 contributing to the strong results.

A refined marketing effort that focused more heavily on the traditional Harry Winston product mix and the exclusivity of the brand proved successful in attracting Harry Winston’s customers.  New salon openings in fiscal 2007 included London, Tokyo and Dallas. All new salons boasted Harry Winston’s new salon concept, launched with the renovated Beverly Hills store in fiscal 2006 and based on the designs of Thierry Despont.  The concept creates an elegant setting for Harry Winston jewelry and watches that provides a luxury-focused atmosphere for customers and reinforces Harry Winston’s exclusivity.

Liquidity and Capital Resources

Working Capital

Working capital decreased to $164.0 million at January 31, 2007 from $285.7 million at January 31, 2006.  As at January 31, 2007, Aber had unrestricted cash and cash equivalents of $54.2 million and contingency cash collateral and reserves of $51.4 million compared to $148.1 million and $14.3 million, respectively, at January 31, 2006. Included in unrestricted cash and cash equivalents at January 31, 2007 was $30.8 million held at the Diavik Mine compared to $10.5 million at January 31, 2006. On September 29, 2006, the Company acquired the remaining portion of Harry Winston for a purchase price of $157.2 million, of which $57.2 million was financed by cash from operations.

Cash Flow from Operations

For the year ended January 31, 2007, Aber generated $177.6 million in cash from operations, compared to $161.8 million in the prior year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the rough diamond sales schedule. During the fiscal year, the Company purchased $53.8 million of inventory, increased accounts payable and accrued liabilities by $36.2 million, decreased prepaid expenses by $6.2 million and decreased accounts receivable by $1.1 million.

Financing Activities

During the current year, Aber amended its existing credit facility to include a new senior secured term loan of $100.0 million.  The entire amount of the new term loan was used to finance the acquisition of the remaining portion of Harry Winston.  During the fiscal year, the Company made mandatory repayments of $20.0 million on its $100.0 million senior secured term facility, $25.0 million on the $100.0 million new senior secured term loan used for the Harry Winston acquisition and $12.5 million on its $75.0 million senior secured revolving credit facility.  At January 31, 2007, the Company had $95.6 million outstanding on its senior secured term facilities and $62.5 million outstanding on its senior secured revolving credit facility.

As at January 31, 2007, Harry Winston had $114.8 million outstanding on its $130.0 million credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $52.3 million from the amount outstanding at January 31, 2006.

At January 31, 2007, $18.4 million, $5.8 million and $5.6 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Aber International N.V., its Japanese subsidiary, Harry Winston Japan K.K., and its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., respectively. At January 31, 2006, $4.8 million and $5.1 million was drawn under the  Aber International N.V. and Harry Winston Japan K.K. facilities, respectively.

During the fiscal year, the Company made dividend payments of $58.3 million or $1.00 per share to its shareholders.

Investing Activities

In September, the Company acquired the remaining 47.17% of Harry Winston that it did not previously own from the minority shareholders for $157.2 million, of which $100.0 million was financed from a new senior secured term loan and $57.2 million was paid from cash on hand.

Included in deferred mineral property costs are purchases of $16.8 million during the fiscal year. The Company also purchased capital assets of $119.9 million, of which $100.3 million were purchased for the mining segment and $19.6 million for Harry Winston.

Outlook

During the coming year the Diavik Mine is projected to deliver approximately 10 million carats of diamond production. Although most of this is expected to come from the A-154 South pipe, contributions are also expected from the A-154 North and A-418 pipes.

Normal winter weather conditions in early 2007, combined with operational improvements, have delivered the most productive winter road campaign to date.

Bulk sample results from the A-21 kimberlite pipe and results from underground testing of the A-154 South, A-154 North and A-418 kimberlite pipes are expected mid-year. These are currently expected to be incorporated into a revised mine plan and an updated mineral reserve and mineral resource statement by the third calendar quarter of 2007.

The planned rough diamond sales cycle in the upcoming year is expected to be two in the first quarter, three in the second, three in the third and two in the fourth.

Expansion of the salon network and the introduction of one-of-a-kind, high-end diamond jewelry remain at the core of Harry Winston’s strategy for the upcoming year.  The relocation of the salon in Osaka, Japan to a flagship location, a new men’s jewelry and watch boutique in Tokyo as well as planned new salons in Chicago and Beijing, are expected to reinforce Harry Winston’s position in these important markets and support continued annual sales growth.

Current year gains in Harry Winston’s underlying gross margin are expected to be maintained as the Company continues to refine the product mix, to improve sourcing, purchasing and manufacturing, and to leverage the established infrastructure over a growing sales base.

Other Disclosures

Non-Canadian GAAP Performance Measures

References to “cash earnings” are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber’s financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber’s performance, or cash flows from operating, investing and financing activities as a measure of the Company’s liquidity and cash flows. Aber’s method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Earnings	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$104,269	$81,253
Non-cash income tax	9,932	9,057	5,016	(3,938)	10,412	31,264	12,788	5,320	20,067	59,784
Non-cash foreign exchange loss (gain)	(10,220)	1,576	(1,943)	2,970	5,201	3,656	3,618	(1,896)	(7,617)	10,579
Depreciation and amortization	17,999	19,441	17,926	13,362	7,697	16,662	17,472	13,685	68,728	55,516
Cash earnings	$45,005	$48,905	$55,264	$36,273	$38,219	$85,324	$52,898	$30,691	$184,447	$207,132
Cash earnings per share	$0.77	$0.84	$0.95	$0.62	$0.66	$1.47	$0.91	$0.53	$3.18	$3.57

Outstanding Share Information

As at January 31, 2007

Authorized	Unlimited
Issued and outstanding shares	58,360,755
Fully diluted (i)	59,276,073
Weighted average outstanding shares	58,257,449
Options outstanding	1,631,163

(i)                Fully diluted shares outstanding under the treasury stock method.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)(unaudited)

As at January 31,	2007	2006
Assets
Current assets:
Cash and cash equivalents	$54,174	$148,116
Cash collateral and cash reserves	51,448	14,276
Accounts receivable	13,297	14,917
Inventory and supplies	273,736	202,571
Advances and prepaid expenses	21,275	27,437
	413,930	407,317
Deferred mineral property costs	188,058	196,367
Capital assets	384,532	301,735
Intangible assets, net	134,320	42,922
Goodwill	98,142	41,966
Deferred charges and other assets	18,187	22,681
Future income tax asset	50,745	30,625
	$1,287,914	$1,043,613
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$124,747	$83,822
Bank advances	29,776	9,882
Current portion of long-term debt	95,434	27,915
	249,957	121,619
Long-term debt	185,446	157,344
Future income tax liability	333,498	256,426
Other long-term liability	—	4,929
Future site restoration costs	17,200	15,316
Minority interest	85	36,086
Shareholders’ equity:	501,728	451,893

	$1,287,914	$1,043,613

Consolidated Statements of Earnings

(expressed in thousands of United States dollars, except per share amounts)(unaudited)

Years ended January 31,	2007	2006
Sales	$558,793	$505,234
Cost of sales	285,498	222,607
	273,295	282,627
Selling, general and administrative expenses	126,536	106,948
Earnings from operations	146,759	175,679
Interest and financing expenses	(21,150)	(14,933)
Other income	5,081	4,333
Foreign exchange gain (loss)	8,784	(11,343)
Earnings before income taxes	139,474	153,736
Income taxes — Current	14,763	9,337
Income taxes — Future	20,067	59,784
Earnings before minority interest	104,644	84,615
Minority interest	375	3,362
Net earnings	$104,269	$81,253
Earnings per share
Basic	$1.79	$1.40
Fully diluted	$1.76	$1.39
Weighted average number of shares outstanding	58,257,449	57,957,201

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)(unaudited)

For the year ended January 31,	2007	2006
Cash provided by (used in):
Operating
Net earnings	$104,269	$81,253
Items not involving cash:
Amortization and accretion	68,728	55,517
Future income taxes	20,067	58,894
Stock-based compensation	1,250	2,545
Foreign exchange	(7,617)	10,579
Loss on write-off of investment	909	—
Minority interest	352	3,296
Loss on sale of other assets	—	161
Change in non-cash operating working capital	(10,393)	(50,421)
	177,565	161,824
Financing
Increase/(decrease) in long-term debt	51,062	(36,203)
Increase in revolving credit	64,716	86,120
Deferred financing	—	(321)
Dividends paid	(58,274)	(52,180)
Issue of common shares	2,918	5,752
Purchase of subordinated convertible debt	—	(6,808)
Cash advance from minority shareholder	—	8,067
Common shares purchased for cancellation	—	(4,660)
	60,422	(233)
Investing
Cash collateral and cash reserve	(37,172)	(490)
Deferred mineral property costs	(16,834)	(34,850)
Capital assets	(119,904)	(52,673)
Deferred charges	(171)	(1,815)
Purchase of Harry Winston	(158,150)	—
Repayment of promissory note	—	(51,059)
	(332,231)	(140,887)
Foreign exchange effect on cash balances	302	3,816
Increase/(decrease) in cash and cash equivalents	(93,942)	24,520
Cash and cash equivalents, beginning of year	148,116	123,596
Cash and cash equivalents, end of year	$54,174	$148,116
Change in non-cash operating working capital
Accounts receivable	1,058	3,363
Advances and prepaid expenses	6,157	(16,244)
Inventory and supplies	(53,807)	(63,644)
Accounts payable and accrued liabilities	36,199	26,104
	$(10,393)	$(50,421)
Supplemental cash flow information
Cash taxes paid	$11,780	$7,209
Cash interest paid	$18,746	$12,846

Notes

Years ended January 31, 2007 and 2006 (tabular amounts in thousands of United States dollars, except as otherwise noted) (unaudited)

Note 1:
Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” - 60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”).  Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

Note 2:
Acquisition

On September 29, 2006, the Company acquired the remaining 47.17% ownership of Harry Winston for $157.2 million, paid in cash on the acquisition date.

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Cash	$2,433
Accounts receivable	4,909
Inventory	107,690
Intangibles	92,414
Goodwill	57,230
Other assets	31,835
Accounts payable and accrued liabilities	(18,728)
Bank loan	(54,653)
Other liabilities	(64,980)
$158,150
Cash paid at acquisition	$157,150
Acquisition and other costs	1,000
$158,150

Note 3:
Inventory and Supplies

	2007	2006
Rough diamond inventory	$17,648	$21,612
Merchandise inventory	228,157	164,691
Supplies inventory	27,931	16,268
Total inventory and supplies	$273,736	$202,571

Note 4:
Capital Assets

			2007			2006
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Diavik equipment and leaseholds (a)	$422,419	$101,912	$320,507	$337,020	$85,655	$251,365
Furniture, equipment and other (b)	20,193	9,530	10,663	14,900	7,126	7,774
Real property — land and building (c)	64,691	11,329	53,362	50,654	8,058	42,596
	$507,303	$122,771	$384,532	$402,574	$100,839	$301,735

(a)          Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)         Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston’s salons.

(c)          Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold improvements to Harry Winston’s salons and corporate offices.

Note 5:
Intangible Assets

	Amortization		Accumulated	2007	2006
	period	Cost	amortization	net	net

Trademark	indefinite life	$112,995	$—	$112,995	$33,850
Drawings	indefinite life	12,365	—	12,365	5,200
Wholesale distribution network	120 months	5,575	(812)	4,763	2,042
Store leases	65 to 105 months	5,639	(1,442)	4,197	1,830
Intangible assets		$136,574	$(2,254)	$134,320	$42,922

Amortization expense for 2007 was $1.0 million (2006 - $0.7 million).

Note 6:
Long-Term Debt and Bank Advances

	2007	2006
Credit facility (a)	$158,140	$114,160
Harry Winston credit facilities (b)	114,782	62,460
First mortgage on real property	7,958	8,639
Total long-term debt	280,880	185,259
Less current portion	(95,434)	(27,915)
	$185,446	$157,344

(i)        Long-Term Debt

(a)     Credit Facility

During the fiscal year, Aber amended its existing credit facility to include a new senior secured term loan of $100.0 million.  The entire amount of the new term facility was used to finance the acquisition of the remaining portion of Harry Winston. As the result of the new senior secured term loan, the Company’s credit agreement now includes two $100.0 million senior secured term facilities and a $75.0 million senior secured revolving facility.  The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.25% to 2.375%, or US Base Rate plus a spread of 0.25% to 1.375%. The two senior secured term facilities have a final maturity date of December 15, 2008 and the senior secured revolving facility has a final maturity date of March 15, 2009. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company is required to comply with certain financial and non-financial covenants. Under the facilities, the Company is required to establish a debt reserve account of $25.0 million and an amount equal to the estimated operating expenses, maintenance capital expenditures and other capital expenditures of the Diavik Mine for 30 days following January 31, 2007. The effective interest at January 31, 2007 was 6.86%.

Scheduled amortization of the Company’s senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. The scheduled repayment of the new term facility is over four equal consecutive semi-annual installments of $25.0 million commencing December 15, 2006. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006.  As at January 31, 2007, the Company had $95.6 million of senior secured term facilities and had $62.5 million drawn under its senior secured revolving facility. Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)     Harry Winston Credit Facilities

(i) Harry Winston Inc. and Harry Winston Japan, K.K. amended its $85.0 million secured credit agreement on January 31, 2006 with a syndicated group of banks to increase it to $130.0 million on July 1, 2006. The credit agreement includes both a revolving line of credit and fixed rate loans. At January 31, 2007, $112.0 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Japan, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Japan, K.K. with no guarantees or recourse to Aber.  The common stock of Harry Winston Inc. and 65% of the common stock of Harry Winston’s foreign subsidiaries are also pledged to the bank to secure the loan.

The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.25% above LIBOR and 1.00% above the bank’s prime rate, respectively. The effective interest rate at January 31, 2007 was 9.25% for the revolving line of credit loans and 7.73% for the fixed rate loans.

On November 1, 2006, the credit agreement was amended to provide for a temporary increase in the credit facility of $10.0 million to $140.0 million.  Borrowings under the temporary facility for fixed rate loans and floating rate loans bear interest at 2.75% above LIBOR and 1.00% above the bank’s prime rate, respectively.  The temporary credit facility expires on April 30, 2007 and is guaranteed by HW Holdings Inc. and its domestic subsidiaries and Aber Diamond Corporation.  Under this agreement, $nil was outstanding at January 31, 2007.

(ii) On March 31, 2006, Harry Winston S.A. entered into a 30-year loan agreement to finance the construction of a new watch factory in Geneva, Switzerland.  The watch factory has been pledged to secure the loan.  The loan agreement bears interest at 3%. Under this agreement approximately $2.8 million is outstanding at January 31, 2007.

(c)     Required Principal Repayments

2007	$95,434
2008	165,892
2009	13,008
2010	549
2011	594
Thereafter	5,403
$280,880

(ii)          Bank Advances

The Company operates two other revolving financing facilities. The Company has available $45.0 million (utilization in either US dollars or Euros) and $10.0 million for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. and its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., respectively.  Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5% and borrowings under the Israeli facility bear interest at LIBOR plus 1%. At January 31, 2007, $24.1 million was drawn under these two facilities. The Belgium facility has an annual commitment fee of 0.75% per annum. Both facilities are guaranteed by Aber Diamond Corporation.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to Yen 350 million (US $2.9 million). The credit facilities bear interest at 2.125% and 1.925% per annum and expire on April 27, 2007 and December 28, 2007, respectively. Under these agreements, bank advances of $5.7 million were outstanding at January 31, 2007.

Note 7:
Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2007	2006	2005
Numerator:
Net earnings for the year	$104,269	$81,253	$53,084
Denominator (thousands of shares):
Weighted average number of shares outstanding	58,257	57,957	57,569
Dilutive effect of employee stock options	1,019	864	1,175
	59,276	58,821	58,744
Number of anti-dilutive options	—	—	—

Note 8:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2007.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2007	Mining	Retail	Total

Revenue
Canada	$332,573	$—	$332,573
United States	—	97,989	97,989
Europe	—	75,092	75,092
Asia	—	53,139	53,139
Cost of sales	166,879	118,619	285,498
	165,694	107,601	273,295
Selling, general and administrative expenses	21,222	105,314	126,536
Earnings from operations	144,472	2,287	146,759
Interest and financing expenses	(13,008)	(8,142)	(21,150)
Other income/(expense)	5,323	(242)	5,081
Foreign exchange gain/(loss)	9,775	(991)	8,784
Segmented earnings before income taxes	$146,562	$(7,088)	$139,474
Segmented assets as at January 31, 2007
Canada	$731,194	$—	$731,194
United States	—	451,934	451,934
Other foreign countries	14,775	90,011	104,786
	$745,969	$541,945	$1,287,914
Goodwill as at January 31, 2007	$—	$98,142	$98,142
Capital expenditures	$100,325	$19,579	$119,904
Other significant non-cash items:
Income tax expense	$22,972	$(2,905)	$20,067

	For the twelve months ended January 31, 2006
	Mining	Retail	Total

Revenue
Canada	$314,073	$—	$314,073
United States	—	75,212	75,212
Europe	—	66,279	66,279
Asia	—	49,670	49,670
Cost of sales	129,061	93,546	222,607
	185,012	97,615	282,627
Selling, general and administrative expenses	21,129	85,819	106,948
Earnings from operations	163,883	11,796	175,679
Interest and financing expenses	(10,150)	(4,783)	(14,933)
Other income/(expense)	4,352	(19)	4,333
Foreign exchange loss	(10,488)	(855)	(11,343)
Segmented earnings before income taxes	$147,597	$6,139	$153,736
Segmented assets as at January 31, 2006
Canada	$706,431	$—	$706,431
United States	—	255,424	255,424
Other foreign countries	19,515	62,243	81,758
	$725,946	$317,667	$1,043,613
Goodwill as at January 31, 2007	$—	$41,966	$41,966
Capital expenditures	$37,743	$14,931	$52,674
Other significant non-cash items:
Income tax expense	$61,677	$(1,893)	$59,784

Sales to one customer in the mining segment totalled $29.0 million (2006 — $23.0 million)
for the fiscal year.